# Mizuho Markets Americas LLC

---

## Statement of Financial Condition

March 31, 2024

With Report of Independent Auditors



**Mizuho Markets Americas LLC**

| | OMB APPROVAL |
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**UNITED STATES SECURITIES AND
EXCHANGE COMMISSION Washington, D.C.
20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70594 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING <u>04/01/2023</u>          AND ENDING <u>03/31/2024</u>
                                                            MM/DD/YY                                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mizuho Markets Americas LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☒ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1271 Avenue of the Americas**
                                                            (No. and Street)

| **New York** | **NY** | **10020** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Mitchell Billek** | **(201) 626-1286** | **Mitchell.Billek@mizuhogroup.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Ernst & Young LLP**
                                                            (Name – if individual, state last, first, and middle name)

| **One Manhattan West** | **New York** | **NY** | **10001** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

## FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mitchell Billek _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mizuho Markets Americas LLC _____, as of 3/31 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Julie A. Grossman
Notary Public, State of New York
Registration No. 02GR6174635
Qualified in New York County
Commission Expires December 20, 2027

Signature: _Mitchell Billek_

Title:
Managing Director & Chief Financial Officer

Julie A. Grossma
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mizuho Markets Americas LLC
Statement of Financial Condition

March 31, 2024

# Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212-773-0000
Fax: +1-212-773-6350
ey.com

## Report of Independent Auditors

The Board of Directors of Mizuho Securities USA LLC, Management, and Member of Mizuho Markets Americas LLC

### Opinion

We have audited the statement of financial condition of Mizuho Markets Americas LLC (the Company) as of March 31, 2024, and the related notes (the "financial statement").

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

### Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

May 28, 2024

# Mizuho Markets Americas LLC
## Statement of Financial Condition

March 31, 2024

(In Thousands)

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 681,945 |
| Securities purchased under agreement to resell | | 300,176 |
| Securities borrowed | | 3,501,272 |
| Securities owned, at fair value (including securities pledged of $3,309,015) | | 3,633,750 |
| Derivatives | | 1,522,434 |
| Receivables from brokers/dealers, clearing organizations and customers | | 215,085 |
| Receivables from affiliates | | 5,111 |
| Accrued interest and dividends receivable | | 6,792 |
| Other assets | | 660 |
| **Total assets** | $ | 9,867,225 |

**Liabilities and member's equity**

| | | |
|---|---|---|
| Short term borrowings | $ | 2,400,000 |
| Securities loaned | | 3,143,259 |
| Securities sold, not yet purchased, at fair value | | 3,278,420 |
| Derivatives | | 419,972 |
| Payables to brokers/dealers, clearing organizations and customers | | 223,933 |
| Payables to affiliates | | 6,642 |
| Accrued interest and dividends payable | | 22,617 |
| Accrued expenses and other liabilities | | 1,023 |
| **Total liabilities** | $ | 9,495,866 |
| | | |
| Subordinated borrowing | | 130,000 |
| | | |
| Member's equity | | 241,359 |
| **Total liabilities and member's equity** | $ | 9,867,225 |

*The accompanying notes are an integral part of the Statement of Financial Condition*

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

## 1. Organization and Description of Business

Mizuho Markets Americas LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Mizuho Americas LLC ("MHA") since December 1, 2023. The Company participates in the purchase and sale of equity derivatives and is registered with the Securities and Exchange Commission ("SEC") as an Over-the-Counter derivatives dealer.

On December 1, 2023, the Company was subject to a legal entity reorganization where it became a direct wholly owned subsidiary of MHA, instead of Mizuho Capital Markets LLC ("MCM"), in order to achieve the region's operational integration and efficiencies.

MHA is a bank holding company, which is ultimately wholly owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company's operations are managed by an affiliated entity, Mizuho Securities USA LLC ("MSUSA"). MSUSA's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. As part of this arrangement, the Company and MSUSA utilize common personnel and facilities with applicable reimbursement arrangements.

## 2. Summary of Significant Accounting Policies

*Basis of presentation*

The Statement of Financial Condition are presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

*Use of estimates*

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and related disclosures. Specific areas, among others, requiring the application of management's estimates and judgment pertain to certain fair value measurements, valuation of current and deferred income taxes and provisions for losses that may arise from litigation and regulatory proceedings. Actual results could differ from those estimates.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

**2. Summary of Significant Accounting Policies (continued)**

*Cash and cash equivalents*

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company has no cash equivalents at March 31, 2024.

*Fair value measurements*

The Company reports certain assets and liabilities at fair value on the Statement of Financial Condition in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820").

*Credit Losses*

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended March 31, 2024, and the calculation did not have a material impact on its Statement of Financial Condition. The Company continually reviews the credit quality of its counterparties and has not experienced any significant defaults.

*Securities transactions*

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, when available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities.

### 2. Summary of Significant Accounting Policies (continued)

*Collateralized agreements*

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and loaned transactions. Resale agreements or repurchase agreements are collateralized by U.S. government securities, municipal securities, and corporate debt. The Company records resale and repurchase agreements at contract price, plus accrued interest. The amounts reported for resale and repurchase agreements approximate fair value as these are generally short term in nature and interest rate movements have not resulted in a material change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company reviews collateral daily to ensure that the market value of the underlying collateral remains sufficient, and when appropriate, may require counterparties to deposit additional collateral or return collateral pledged. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or returns additional collateral as necessary.

Securities borrowed and loaned transactions are generally recognized on the Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Statement of Financial Condition. At March 31, 2024, the Company had no such transactions.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

**2. Summary of Significant Accounting Policies (continued)**

*Derivative financial instruments*

The Company recognizes all derivative financial instruments in the Statement of Financial Condition as either assets or liabilities at fair value. Transactions in derivative instruments are recorded on a trade date basis. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty and eligible collateral in the Statement of Financial Condition. The Company does not apply hedge accounting as defined in ASC 815. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are not actively quoted and cannot be validated through external sources including brokers, market transactions and third-party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices. Refer to Note 3 for additional details of financial instruments.

*Interest and dividends*

The Company generally earns interest income on cash and cash equivalents, securities borrowed, securities owned, and amounts pledged as collateral. The Company pays interest expense on amounts received as collateral, securities loaned, securities sold, not yet purchased and subordinated borrowings. Related interest amounts, including accrued interest, are included in accrued interest and dividends receivable or accrued interest and dividends payable on the Statement of Financial Condition.

Dividends are accrued on securities owned and sold, not yet purchased on ex-dividend date. Related dividend amounts, including accrued dividends, are included in accrued interest and dividends receivable or accrued interest and dividends payable on the Statement of Financial Condition.

*Foreign exchange*

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars using the spot foreign exchange rate at the date of the Statement of Financial Condition.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

**2. Summary of Significant Accounting Policies (continued)**

*Income taxes*

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more-likely-than-not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the current and deferred tax consequences of all transactions in the Statement of Financial Condition using the provisions of the currently enacted tax laws.

***Recent accounting pronouncements***

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU provides amendments to ASC 280 and requires disclosure of incremental segment information, including significant segment expenses. This ASU will be applicable for the Statement of Financial Condition issued for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU on the Statement of Financial Condition."

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this ASU apply to all entities that are subject to Topic 740, Income Taxes.

The main provisions of the amendments in this ASU require that public business entities disclose additional information, qualitative and/or quantitative, in the effective tax rate reconciliation and income tax paid on an annual basis. In addition, the amendments update other disclosures, including the elimination of requirement disclosing possible change in the unrecognized tax benefits balance in the next 12 months; and the elimination of disclosing certain deferred tax liability because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

This ASU will be applicable for the Statement of Financial Condition issued for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this ASU on its disclosure.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

### 3. Financial Instruments

*Derivative financial instruments*

The Company transacts in derivative instruments to meet the financing and hedging needs of customers and to manage exposures to market and interest rate risk in connection with normal trading activities. These derivative instruments mainly include equity forwards, total return swaps, option contracts and futures contracts. These instruments involve, to varying degrees, elements of credit, interest rate, and currency risk.

Equity forwards consist of a delayed delivery of equity securities at a specified future date and price. Such equity forwards are bilateral and face the counterparty directly.

Total return swap contracts include payments based on a set rate in exchange for a return on an underlying stock or equity index.

Option contracts include OTC and exchange-traded options. Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. OTC options consist primarily of call spreads. A call spread overlay is the use of the call spread option strategy by issuers of convertible bonds. By overlaying a call spread option over a convertible bond the issuer can synthetically alter the exercise price of the convertible bond. The call spread is a relatively simple derivative structure that can alter the structure of a convertible bond from the perspective of the issuer.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements.

Securities owned and securities sold, not yet purchased, consist of equity securities. Securities sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the Statement of Financial Condition.

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2024. Fair value balances are presented net of derivative valuation adjustments, but prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities on the Statement of Financial Condition are adjusted on an aggregate basis to take into effect the legally enforceable master netting agreements with netting due to cash collateral received or paid.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
### (In Thousands)

**3. Financial Instruments (continued)**

| | Notional amount | Fair value Derivative receivables | Fair value Derivative payables |
|---|---|---|---|
| Equity Forwards | $ 970,815 | $ 438,390 | $ 2,074 |
| Interest Rate Swaps | 728,514 | 115 | 24,044 |
| Total Return Swaps | 2,178,603 | 58,866 | 124,137 |
| Option Contracts | 71,026,054 | 1,849,105 | 1,950,154 |
| Equity Variance Swaps | 1,100 | 104 | 64 |
| Offset in the Statement of Financial Condition | | | |
| Counterparty Netting | | (821,407) | (821,407) |
| Cash Collateral Netting | | (2,739) | (859,094) |
| | $ 74,905,086 | $ 1,522,434 | $ 419,972 |

*Valuation adjustments*

Valuation adjustments are integral to determining the fair value of derivative portfolios and are achieved by developing and calibrating sophisticated pricing models to determine the fair value and appropriate exit price. The Company utilizes a valuation methodology that incorporates various valuation adjustments ("XVA") in the valuation of open derivative trades.

XVA is comprised of credit valuation adjustment ("CVA"), which accounts for the counterparty credit risk inherent in the uncollateralized portion of derivative portfolios, funding cost adjustment ("FCA"), which accounts for the impact to the Company's funding cost on uncollateralized derivative trades and associated with balance sheet assets and funding benefit adjustment ("FBA"), which accounts for the impact to the Company's funding cost on uncollateralized derivative trades and associated with balance sheet liabilities. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels. For derivatives that include significant unobservable inputs, the Company makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

### 3. Financial Instruments (continued)

The portfolio is made up of equity option trades that have vega risk exposures. Due to the growth of the portfolio, the Company has to take additional bid or offer reserves for these trades to reflect fair value on these trades. Implicit valuation adjustments arise when positions are valued directly to bid or offer levels, the valuation implicitly containing the mid to bid/offer valuation adjustment. The books and records prices are mid-market values, and additional bid or offer reserves are taken on these trades to get to exit fair values in the market.

*Offsetting assets and liabilities*

For those derivative activities transacted under legally enforceable master netting agreements, the Company has the right, in the event of default by the counterparty, to liquidate collateral and to offset receivables and payables with the same counterparty. For purposes of the Statement of Financial Condition, and in accordance with ASC 210-20, *Offsetting*, and ASC 815, *Derivatives and Hedging*, the Company offsets derivatives assets, liabilities, and cash collateral, except on initial margin, held with the same counterparty where it has such a legally enforceable master netting agreement.

In accordance with ASC 210-20-45-1, *Balance Sheet, Offsetting, Other Presentation Matters*, the Company offsets repurchase and resale agreements and securities borrowed and securities loaned on the Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in derivative assets and derivative liabilities on the Statement of Financial Condition as of March 31, 2024. Securities financing agreements are included on the Statement of Financial Condition in securities purchased under agreements to resell and securities borrowed/securities loaned. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting.

# Mizuho Markets Americas LLC

## Notes to Statement of Financial Condition

### (In Thousands)

## 3. Financial Instruments (continued)

| Assets | (a)<br>Gross Amounts<br>of Recognized<br>Assets | (b)<br>Gross Amounts<br>Offset in the<br>Statement of<br>Financial<br>Condition (2) | (c)=(a)-(b)<br>Net Amounts<br>of Assets<br>Presented in the<br>Statement of<br>Financial<br>Condition | (d)<br>Gross Amounts Not Offset in the Statement of Financial Condition (1) | | (e)=(c)-(d) |
|---|---|---|---|---|---|---|
| | | | | Financial<br>Instruments (3) | Collateral<br>Received (4) | Net Amount |
| Derivatives | $ 2,346,580 | $ 824,146 | $ 1,522,434 | $ 15,092 | $ 8,974 | $ 1,498,368 |
| Securities borrowed | 3,501,272 | – | 3,501,272 | 3,143,259 | 358,013 | – |
| Securities purchased under agreement to resell | 600,176 | 300,000 | 300,176 | – | 300,176 | – |

| Liabilities | (a)<br>Gross Amounts<br>of Recognized<br>Liabilities | (b)<br>Gross Amounts<br>Offset in the<br>Statement of<br>Financial<br>Condition (2) | (c)=(a)-(b)<br>Net Amounts<br>of Liabilities<br>Presented in the<br>Statement of<br>Financial<br>Condition | (d)<br>Gross Amounts Not Offset in the Statement of Financial Condition (1) | | (e)=(c)-(d) |
|---|---|---|---|---|---|---|
| | | | | Financial<br>Instruments (3) | Collateral<br>Delivered (4) | Net Amount |
| Derivatives | $ 2,100,473 | $ 1,680,501 | $ 419,972 | $ 15,092 | $ 678 | $ 404,202 |
| Securities loaned | 3,143,259 | – | 3,143,259 | 3,143,259 | – | – |

(1) For some counterparties, the financial instruments and collateral not net on the Statement of Financial Condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(2) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
### (In Thousands)

**3. Financial Instruments (continued)**

(3) These represent assets / liabilities with the same counterparties that are not presented net on the Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(4) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties / collateral values posted on net liabilities recognized after consideration of assets with the same counterparties (note (3)).

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities loaned at March 31, 2024:

|  | Remaining Contractual Maturity of Agreements | | |
|---|---|---|---|
|  | Open | Overnight | Total |
| **Securities loaned** | | | |
| *Collateral pledged:* | | | |
| Equities | $ 3,143,259 | $ – | $ 3,143,259 |
| Total | $ 3,143,259 | $ – | $ 3,143,259 |

**4. Risk Management**

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

# Mizuho Markets Americas LLC

## Notes to Statement of Financial Condition

(In Thousands)

**4. Risk Management (continued)**

*Credit risk management*

Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks, and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions, and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the Statement of Financial Condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. For financial and non- financial institutions with which collateral agreements have not been established, the Company assumes the counterparty risk. However, some of those counterparties provide a parent guarantee under an ISDA Master Agreement or letters of credit to manage the Company's credit risk.

Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low. There was no credit risk that had a material impact on the Company's Statement of Financial Condition.

The distribution of the Company's credit risk (excluding transactions with affiliates and clearinghouses) by region and by using the lower of Standard & Poor's, Moody's or equivalent rating category was as follows:

| Region | | Carrying Value |
|---|---|---|
| North America | 99.97 % | $ 68,208 |
| Europe | 0.03 % | 18 |

| Credit ratings | | |
|---|---|---|
| A | 0.03 % | |
| BBB/Baa | 90.71 % | |
| BB and below/Ba and below | 9.26 % | |

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
### (In Thousands)

**4. Risk Management (continued)**

*Market risk management*

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and securities, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of equity prices, interest rates, foreign currency exchange rates, market volatility and liquidity. The Company manages market risk primarily by setting and monitoring market risk limits, scenario analysis (for historical events, as well as, potential adverse market conditions), review and analysis of large potential trades, regular review of the desk level portfolio and firm wide exposures to various risk factors, including hedging its exposure to risk factors. The Company does not take inventory risk on its balance sheet; hence market risk does not arise.

*Liquidity risk management*

Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent obligations. The Company's potential risks remain that its liquidity, business activities and profitability may be adversely affected by inability to access the debt capital market and funds from its affiliates or to sell assets during periods of market-wide or firm-specific liquidity constraints. This situation may arise due to circumstances unrelated to its businesses such as current geopolitical or macroeconomic conditions and hence outside of its control. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions using liquidity stress models. The Company manages liquidity risk mainly through its Treasury function and has established policies and strategies to identify, manage and report on liquidity risk.

*Operational risk management*

Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes, and assessment methodologies to ensure that operational risk is appropriately identified. There was no operational risk that had a material impact on the Company's Statement of Financial Condition.

# Mizuho Markets Americas LLC

## Notes to Statement of Financial Condition

(In Thousands)

## 5. Fair Value Measurements

The Company applies the methods of calculating fair value defined in ASC 820, *Fair Value Measurements and Disclosure*, to value its financial assets and liabilities, where applicable. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price."

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. For inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

*Fair value hierarchy*

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1- Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include exchange-traded equity securities.

Level 2 - Assets and liabilities whose values are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If no quoted market prices are available, the fair values of OTC derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived from or corroborated by observable market data. Level 2 assets and liabilities consist of equity forwards and total return swaps.

Level 3 - Assets and liabilities whose values are based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
### (In Thousands)

**5. Fair Value Measurements (continued)**

techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Level 3 assets and liabilities consist of certain call spread options.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

*Valuation techniques*

Equity securities are measured at fair value using quoted prices for identical securities traded on exchanges. Derivative contracts can be exchange-traded or OTC. The Company classifies exchange-traded contracts typically within Level 1 of the fair value hierarchy. OTC derivatives that trade in liquid markets, such as forwards, swaps, and options, are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

If quoted market prices are not available, fair value is based upon internally developed valuation models that use current market-based or independently sourced market parameters, such as interest rates, currency rates, credit spreads, and option volatilities. Such models are often based on a discounted cash flow analysis.

The following table presents the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2024.

| Description | Level 1 | Level 2 | Level 3 | Counterparty and Cash Collateral Netting | Balance as of March 31, 2024 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Securities owned, at fair value | | | | | |
| Equity securities | $ 3,633,750 | $ – | $ – | $ – | $ 3,633,750 |
| Derivatives | – | 2,331,488 | 15,092 | (824,146) | 1,522,434 |
| | $ 3,633,750 | $ 2,331,488 | $ 15,092 | $ (824,146) | $ 5,156,184 |
| **Liabilities** | | | | | |
| Securities sold, not yet purchased, at fair value | | | | | |
| Equity securities | $ 3,278,420 | $ – | $ – | $ – | $ 3,278,420 |
| Derivatives | – | 1,739,231 | 361,242 | (1,680,501) | 419,972 |
| | $ 3,278,420 | $ 1,739,231 | $ 361,242 | $ (1,680,501) | $ 3,698,392 |

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

**5. Fair Value Measurements (continued)**

The following table presents the valuation technique covering the majority of Level 3 assets and liabilities and the most significant unobservable input used in Level 3 fair value measurement.

*Significant Unobservable Input*

| Category | Product | Principal Valuation Technique | Significant Unobservable Valuation Input | Min | Max | Weighted Average | Median |
|---|---|---|---|---|---|---|---|
| Derivatives | Equity-Related Contracts | Call spread | Model-based | Equity volatility | 20% | 122% | 82.96% | 51% |

*Uncertainty of Fair Value Measurements Relating to Unobservable Inputs*

Valuation uncertainty arises when there is insufficient or disperse market data to allow a precise determination of the exit value of a fair-valued position or portfolio in today's market. This is especially prevalent in Level 3 fair value instruments, where uncertainty exists in valuation inputs that may be both unobservable and significant to the instrument's (or portfolio's) overall fair value measurement. The uncertainties associated with key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the uncertainty on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs. The following section describes the most significant unobservable input used by the Company in Level 3 fair value measurements.

*Volatility*

Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable and need to be estimated using alternative methods, such as using comparable instruments, historical analysis or other sources of market information. This leads to uncertainty around the final fair value measurement of instruments with unobservable volatilities.

The following tables present increases and decreases of financial instruments measured at fair value on a recurring basis which the Company classified in Level 3 for the years ended March 31, 2024.

# Mizuho Markets Americas LLC

## Notes to Statement of Financial Condition

(In Thousands)

**5. Fair Value Measurements (continued)**

### Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

|  | Assets |
| --- | --- |
| Balance as of April 1, 2023 | $ 56,503 |
|   Realized gains, net | - |
|   Unrealized losses, net | (41,411) |
| Balance as of March 31, 2024 | $ 15,092 |

|  | Liabilities |
| --- | --- |
| Balance as of April 1, 2023 | $ 241,796 |
|   Realized losses, net | 58,276 |
|   Unrealized losses, net | 61,170 |
| Balance as of March 31, 2024 | $ 361,242 |

*Transfers into/out of Level 3*

There have been no transfers into or out of Level 3 for the Year Ended March 31, 2024.

**6. Receivables from and Payables to brokers/dealers, clearing organizations and customers**

Amounts receivable from and payable to brokers/dealers, clearing organizations and customers at March 31, 2024 consist of the following:

|  | Receivables | Payables |
| --- | --- | --- |
| Receivables and payables for trades pending settlement | $ 155,339 | $ 217,559 |
| Variation margin | 22,345 | 5,816 |
| Future margin | 37,401 | - |
| Other | - | 558 |
| Total | $ 215,085 | $ 223,933 |

Receivables and payables for trades pending settlement are determined by the contract prices of securities to be delivered or received by the Company. If a counterparty fails to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2024 were settled without a material effect on the Company's Statement of Financial Condition.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
### (In Thousands)

### 6. Receivables from and Payables to brokers/dealers, clearing organizations and customers (continued)

Variation margin balances represent excess net variation margin resulting from changes in the fair value of derivatives as well as variation margin not eligible for offsetting.

### 7. Short term borrowings

On March 31, 2024, the Company had short term borrowings comprised of unsecured revolving loans totaling $2,400,000 with Mizuho Markets Cayman LP ("MMC") with interest rates ranging from 5.61% to 5.73%.

### 8. Subordinated borrowing

On December 1, 2023, the subordinated loan with MCM was assigned to MHA with no cash movement.

As of March 31, 2024, the Company has a $130,000 subordinated note payable to MHA that is booked as a monthly evergreen loan. The interest rate on the note is based on a one-month MHBK lending rate. This borrowing is subordinated to claims of general creditors, is covered by an agreement approved by the SEC, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it cannot be repaid without SEC approval.

In addition, the Company has a $175,000 revolving subordinated loan facility with MHBK London branch ("MHBK London"), which can be utilized to meet regulatory capital requirements. The Company has not utilized this loan facility as of March 31, 2024.

### 9. Related-Party Transactions

In the normal course of business, the Company transacts with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2024, the Statement of Financial Condition included the following balances with affiliates:

# Mizuho Markets Americas LLC

## Notes to Statement of Financial Condition

(In Thousands)

**9. Related-Party Transactions (continued)**

**Statement of Financial Condition**

| | |
|---|---:|
| **Assets** | |
| Securities borrowed | $ 3,501,272 |
| Receivables from brokers/dealers, clearing organizations and customers | 71,106 |
| Receivables from affiliates | 5,111 |
| | |
| **Liabilities** | |
| Securities loaned | $ 3,143,259 |
| Short term borrowings | 2,400,000 |
| Subordinated borrowing | 130,000 |
| Payables to brokers/dealers, clearing organizations and customers | 15,941 |
| Derivatives | 15,038 |
| Accrued interest payable | 12,238 |
| Payables to affiliates | 6,642 |

*Securities borrowed and loaned*

Securities borrowed and loaned are comprised of agreements with MSUSA.

*Receivables from and payable to brokers/dealers, clearing organizations and customers*

The receivables from and payable to brokers/dealers, clearing organizations and customers are primarily with MSUSA and MCM.

*Subordinated borrowing*

The Company had a $130,000 subordinated note payable to MHA. Please refer to Note 8.

*Commitments and contingencies*

The Company had uncommitted lines with affiliates with total limits of $2,300,000, 2,500,000 and 4,995,000 with Mizuho Bank London branch ("MHBK London"), MCM and MMC respectively.

*Guarantees from affiliates*

The Company has a $1,200,000 guarantee from Mizuho Bank Ltd ("MHBK") on its negative exposure on derivatives transactions with counterparties. At March 31, 2024, $289,811 was utilized.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

## 10. Income Taxes

The Company is a single member limited liability company, and as such, is a disregarded entity owned by Mizuho Americas LLC (MHA) for U.S. corporation income tax purposes. The Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA files certain combined or unitary group tax return filings for state and local income tax purposes. MHA's Federal income tax returns beginning with tax year ended March 31, 2021 remain subject to examination by the Internal Revenue Service.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of state and local taxes.

Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis, which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2024, the Company had an income tax receivable of $5,111 due from an affiliate, which was recorded under receivable from affiliates in the Statement of Financial Condition.

## 11. Commitments and Contingencies

*Litigation*

In accordance with the provisions of ASC 450, *Contingencies*, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a certain range. The Company accrues when an amount within a range of loss is identified as the most likely result. There are currently no material accruals.

# Mizuho Markets Americas LLC
## Notes to Statement of Financial Condition
(In Thousands)

## 12. Net Capital Requirements

As a registered OTC derivatives-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum tentative net capital and minimum net capital. This method requires that the Company maintain tentative net capital of at least $100,000 and net capital of at least $20,000, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2024, the Company's net capital of $174,139 was $154,139 in excess of the required amount of $20,000. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC.

## 13. Subsequent events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Statement of Financial Condition is issued. As such, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the preparation of the Statement of Financial Condition.

The Company evaluated all events subsequent to March 31, 2024, through May 28, 2024, the date on which the Statement of Financial Condition was issued. There were no material recognizable or non-recognizable subsequent events during this period.